UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BROOKFIELD PROPERTY PARTNERS L.P.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Brookfield Asset Management Inc.*

(Name of Filing Persons (Offeror))

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number of Class of Securities)

Bryan K. Davis

Brookfield Property Partners L.P.

73 Front Street, 5th Floor

Hamilton, HM 12, Bermuda

Telephone: (441) 294-3309

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M

Telephone: (416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mile Kurta, Esq.

Torys LLP

1114 Avenue of the Americas, Floor 23

New York, New York 10036

(212) 880-6000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
US$890,000,000	US$115,522

(1)	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the purchase of limited partnership units for a maximum aggregate tender offer price of US$890,000,000.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals US$129.80 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

*	Brookfield Asset Management Inc. may be deemed to be a co-bidder with respect to the Offer.

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Brookfield Property Partners L.P., a Bermuda exempted limited partnership (our “Company”), to purchase up to an aggregate amount of US$890 million of its non-voting limited partnership units at a purchase price of US$12.00 per unit, in cash, less any applicable withholding taxes and without interest. Our Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 6, 2020 (the “Offer to Purchase”), the accompanying Issuer Bid Circular dated July 6, 2020 (the “Circular”), and the related Letters of Transmittal (the “Letters of Transmittal”) and Notices of Guaranteed Delivery (the “Notices of Guaranteed Delivery,” and together with the Offer to Purchase, accompanying Circular and Letters of Transmittal, as amended or supplemented from time to time, the “Offer Documents” or the “Offer”). Copies of the Offer Documents are attached hereto as Exhibits (a)(1)(A)-(E). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We note that with respect to the tender offer which is the subject of this Schedule TO, Brookfield Asset Management Inc. (“BAM”) may be deemed to be a bidder within the meaning of Rule 14d-1(g)(2) under the Exchange Act, and as such it is being included as an Offeror to this Schedule TO. The filing of this Schedule TO is not an admission by BAM or any affiliate of BAM that BAM is a bidder within the meaning of Rule 14d-1 under the Exchange Act. All information in this Schedule TO relating to BAM has been supplied by BAM and all information relating to our Company has been supplied by our Company.

The information contained in the Offer to Purchase and the accompanying Circular are incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)    The name of the issuer is Brookfield Property Partners L.P. The address of our Company’s principal executive office is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda. Our Company’s telephone number is (441) 294-3309.

(b)    This Schedule TO relates to our Company’s non-voting limited partnership units (the “Units”). As of June 26, 2020, there were 437,639,870 Units issued and outstanding, and 943,171,967 Units issued and outstanding on a fully exchanged basis. “Fully exchanged” basis assumes the exchange of all of the issued and outstanding securities that are exchangeable into Units, including the exchange of the issued and outstanding redemption-exchange units of Brookfield Property L.P., the exchange of the issued and outstanding class A preferred limited partnership units, series 1, 2 and 3 of Brookfield Property L.P. (the “Property Partnership”) and the exchangeable limited partnership units of Brookfield Office Properties Exchange LP.

(c)    The information about the trading market and price of the Units set forth under the heading “Section 6—Price Range and Trading Volume of the Units” of the Circular is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

(a)    The filing persons to which this Schedule TO relates are Brookfield Property Partners L.P. and Brookfield Asset Management Inc. Our Company’s business address and telephone number are set forth in Item 2(a) above, and is incorporated herein by reference. The information set forth under the headings “Section 1—Brookfield Property Partners L.P.” and “Section 10—Ownership of Securities of our Company” of the Circular are incorporated herein by reference.

The address of BAM’s principal executive officers is Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 761, Toronto, Ontario, Canada M5J 2T3. BAM’s telephone number is (416) 363-9491. The information relating to BAM set forth under the heading “Section 2—Certain Information about BAM” of the Circular is incorporated herein by reference.

(b), (c) The information relating to the identity and background of the filing persons set forth under the headings “Section 1—Brookfield Property Partners L.P.” and “Section 2—Certain Information about BAM” of the Circular are incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase and the accompanying Circular. There will be no material differences in the rights of security holders as a result of this transaction.

(b) The information set forth under the heading “Section 11—Acceptance of Offer and Arrangements with Unitholders” of the Circular is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) and (b) The information regarding the purpose of the transaction set forth under the headings “Summary Term Sheet” of the Offer to Purchase and the information set forth under the headings “Section 1—Brookfield Property Partners L.P.,” “Section 2— Certain Information about BAM,” “Section 4—Purpose and Effect of the Offer,” “Section 10—Ownership of Securities of our Company” and “Section 12—Agreement, Commitments and Understandings of the Circular are incorporated herein by reference.”

(e) The information set forth under the heading “Section 12—Agreement, Commitments and Understandings” of the Circular is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)    The information regarding the purpose of the transaction set forth under the heading “Summary Term Sheet” of the Offer to Purchase and the heading “Section 4—Purpose and Effect of the Offer” of the Circular is incorporated herein by reference.

(b)    The Units purchased in the Offer will be cancelled by our Company.

(c)    The information regarding certain plans, proposals and negotiations set forth under the heading “Section 4—Purpose and Effect of the Offer” of the Circular is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d). The information set forth under the heading “Summary Term Sheet” of the Offer to Purchase and under the heading “Section 19—Source of Funds” of the Circular is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)    The information set forth under the heading “Section 10—Ownership of Securities of our Company” of the Circular is incorporated herein by reference.

(b)    The information set forth under the headings “Section 8—Previous Purchases and Sales” and “Section 9—Previous Distributions” of the Circular is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)    The information set forth under the heading “Summary Term Sheet” of the Offer to Purchase and the headings “Section 20—Depositary,” and “Section 21—Fees and Expenses” of the Circular is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) and (b). Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth under the headings “Section 10—Ownership of Securities of our Company” and “Section 12—Agreement, Commitments and Understandings” of the Circular is incorporated herein by reference.

(a)(2) The information set forth under the heading “Section 18—Legal Matters and Regulatory Approvals” of the Circular is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The information contained in the Offer to Purchase, the accompanying Circular and the related Letters of Transmittal are incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)*	Offer to Purchase dated July 6, 2020 and the accompanying Issuer Bid Circular dated July 6, 2020.

(a)(1)(B)*	Letter of Transmittal to Deposit the limited partnership units of our Company.

(a)(1)(C)*	Letter of Transmittal to Deposit the exchangeable limited partnership units of Brookfield Office Properties Exchange L.P.

(a)(1)(D)*	Notice of Guaranteed Delivery for Deposit of the limited partnership units of our Company.

(a)(1)(E)*	Notice of Guaranteed Delivery for Deposit of the exchangeable limited partnership units of Brookfield Office Properties Exchange L.P.

(a)(5)(A)(1)	Press Release dated July 2, 2020.

(b)	Not Applicable.

(d)(A)(2)	Second Amended and Restated Limited Partnership Agreement of our Company, dated August 8, 2013.

(d)(B)(3)	First Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated November 5, 2015.

(d)(C) (4)	Second Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated March 21, 2019.

(d)(D) (5)	Third Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated August 20, 2019.

(d)(E) (6)	Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated February 18, 2020.

(d)(F) (7)	Fifth Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated April 21, 2020.

(d)(G)(9)	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated February 20, 2019.

(d)(H)(4)	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated March 21, 2019.

(d)(I)(10)	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated April 28, 2019.

(d)(J)(5)	Third Amendment to Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated August 20, 2019.

(d)(K)(6)	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. dated February 18, 2020.

(d)(L)(7)	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. dated April 21, 2020.

(d)(M)(8)	Second Amended and Restated Master Services Agreement, dated August 27, 2018, by and among Brookfield Asset Management Inc., our Company, Brookfield Property L.P., Brookfield Global Property Advisors Limited, Brookfield Property Group LLC, Brookfield Asset Management Private Institutional Capital Adviser US, LLC, BPG Holdings Group Inc. and each of the entities listed on Schedule A to the Agreement.

(d)(N)(11)	Registration Rights Agreement, dated April 10, 2013, between the Partnership and Brookfield Asset Management Inc.

(d)(O)(12)	Support Agreement, dated March 19, 2014, between our Company and Brookfield Office Properties Exchange LP.

(d)(P)(13)	Guarantee Agreement, dated December 4, 2014, between our Company and Qatar Investment Authority.

(d)(Q)(13)	Investor Agreement, dated December 4, 2014, between our Company and Qatar Investment Authority.

(d)(R)(14)	Refinancing Agreement, dated December 4, 2014, among Brookfield Asset Management Inc., our Company and Brookfield Property L.P.

(d)(S)(15)	Fourth Amended and Restated Certificate of Incorporation, dated June 25, 2019 of Brookfield Property REIT Inc.

(d)(T)(16)	Rights Agreement, dated as of April 27, 2018, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association.

(d)(U)(17)	Brookfield Property Group Restricted BPY L.P. Unit Plan, dated November 5, 2019.

(d)(V)(17)	Brookfield Property Partners Amended and Restated BPY Unit Option Plan, dated November 5, 2019.

(d)(W) (18)	Brookfield Property Partners Amended and Restated BPY Unit Option Plan (Canada), dated November 5, 2019

(d)(X)(19)	Brookfield Property Partners BPY Unit Option Plan (GGP), dated August 28, 2018.

(d)(Y)*	Equity Commitment Agreement, dated July 2, 2020, by and between our Company, BAM and Property Partnership.

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.
(1)	Incorporated herein by reference to our Company’s and BAM’s Tender Offer Statement on Schedule TO-C dated July 2, 2020.
(2)	Filed as an exhibit to Form 6-K by our Company on August 8, 2013 and incorporated herein by reference.
(3)	Filed as an exhibit to Form 20-F by our Company on March 17, 2016 and incorporated herein by reference.
(4)	Filed as an exhibit to Form 6-K by our Company on March 21, 2019 and incorporated herein by reference.
(5)	Filed as an exhibit to Form 6-K by our Company on August 20, 2019 and incorporated herein by reference.
(6)	Filed as an exhibit to Form 6-K by our Company on February 18, 2020 and incorporated herein by reference.
(7)	Filed as an exhibit to Form 6-K by our Company on May 11, 2020 and incorporated herein by reference.
(8)	Filed as an exhibit to Form 6-K by our Company on August 28, 2018 and incorporated herein by reference.
(9)	Filed as an exhibit to Form 6-K by our Company on February 20, 2019 and incorporated herein by reference.
(10)	Filed as an exhibit to Form 6-K by our Company on April 30, 2019 and incorporated herein by reference.
(11)	Filed as an exhibit to Form 6-K by our Company on April 16, 2013 and incorporated herein by reference.
(12)	Filed as an exhibit to Form 6-K by our Company on March 19, 2014 and incorporated herein by reference.
(13)	Filed as an exhibit to Form 6-K by our Company on December 4, 2014 and incorporated herein by reference.
(14)	Filed as an exhibit to Brookfield Asset Management Inc.’s Schedule 13D/A filed on December 5, 2014 and incorporated herein by reference.
(15)	Filed as an exhibit to Form 6-K by our Company on June 26, 2019 and incorporated herein by reference.
(16)	Filed as an exhibit to Form S-4/F-4 by our Company on May 2, 2018 and incorporated herein by reference.
(17)	Filed as an exhibit to Form 6-K by our Company on November 14, 2019 and incorporated herein by reference.
(18)	Filed as an exhibit to Form S-8 by our Company on November 14, 2019 and incorporated herein by reference.
(19)	Filed as an exhibit to Form S-8 by our Company on August 28, 2018 and incorporated herein by reference.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2020	BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BROOKFIELD ASSET MANAGEMENT INC

	By:	/s/ Jessica Diab
Name: Jessica Diab Title: Vice President, Legal & Regulatory

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated July 6, 2020 and the accompanying Issuer Bid Circular dated July 6, 2020.

(a)(1)(B)*	Letter of Transmittal to Deposit the limited partnership units of our Company.

(a)(1)(C)*	Letter of Transmittal to Deposit the exchangeable limited partnership units of Brookfield Office Properties Exchange L.P.

(a)(1)(D)*	Notice of Guaranteed Delivery for Deposit of the limited partnership units of our Company.

(a)(1)(E)*	Notice of Guaranteed Delivery for Deposit of the exchangeable limited partnership units of Brookfield Office Properties Exchange L.P.

(a)(5)(A)(1)	Press Release dated July 2, 2020.

(b)	Not Applicable.

(d)(A)(2)	Second Amended and Restated Limited Partnership Agreement of our Company, dated August 8, 2013.

(d)(B)(3)	First Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated November 5, 2015.

(d)(C) (4)	Second Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated March 21, 2019.

(d)(D) (5)	Third Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated August 20, 2019.

(d)(E) (6)	Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated February 18, 2020.

(d)(F) (7)	Fifth Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated April 21, 2020.

(d)(G)(9)	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated February 20, 2019.

(d)(H)(4)	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated March 21, 2019.

(d)(I)(10)	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated April 28, 2019.

(d)(J)(5)	Third Amendment to Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated August 20, 2019.

(d)(K)(6)	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. dated February 18, 2020.

(d)(L)(7)	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. dated April 21, 2020.

(d)(M)(8)	Second Amended and Restated Master Services Agreement, dated August 27, 2018, by and among Brookfield Asset Management Inc., our Company, Brookfield Property L.P., Brookfield Global

Property Advisors Limited, Brookfield Property Group LLC, Brookfield Asset Management Private Institutional Capital Adviser US, LLC, BPG Holdings Group Inc. and each of the entities listed on Schedule A to the Agreement.

(d)(N)(11)	Registration Rights Agreement, dated April 10, 2013, between the Partnership and Brookfield Asset Management Inc.

(d)(O)(12)	Support Agreement, dated March 19, 2014, between our Company and Brookfield Office Properties Exchange LP.

(d)(P)(13)	Guarantee Agreement, dated December 4, 2014, between our Company and Qatar Investment Authority.

(d)(Q)(13)	Investor Agreement, dated December 4, 2014, between our Company and Qatar Investment Authority.

(d)(R)(14)	Refinancing Agreement, dated December 4, 2014, among Brookfield Asset Management Inc., our Company and Brookfield Property L.P.

(d)(S)(15)	Fourth Amended and Restated Certificate of Incorporation, dated June 25, 2019 of Brookfield Property REIT Inc.

(d)(T)(16)	Rights Agreement, dated as of April 27, 2018, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association.

(d)(U)(17)	Brookfield Property Group Restricted BPY L.P. Unit Plan, dated November 5, 2019.

(d)(V)(17)	Brookfield Property Partners Amended and Restated BPY Unit Option Plan, dated November 5, 2019.

(d)(W) (18)	Brookfield Property Partners Amended and Restated BPY Unit Option Plan (Canada), dated November 5, 2019

(d)(X)(19)	Brookfield Property Partners BPY Unit Option Plan (GGP), dated August 28, 2018.

(d)(Y)*	Equity Commitment Agreement, dated July 2, 2020, by and between our Company, BAM and Property Partnership.

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.
(1)	Incorporated herein by reference to our Company’s and BAM’s Tender Offer Statement on Schedule TO-C dated July 2, 2020.
(2)	Filed as an exhibit to Form 6-K by our Company on August 8, 2013 and incorporated herein by reference.
(3)	Filed as an exhibit to Form 20-F by our Company on March 17, 2016 and incorporated herein by reference.
(4)	Filed as an exhibit to Form 6-K by our Company on March 21, 2019 and incorporated herein by reference.
(5)	Filed as an exhibit to Form 6-K by our Company on August 20, 2019 and incorporated herein by reference.
(6)	Filed as an exhibit to Form 6-K by our Company on February 18, 2020 and incorporated herein by reference.
(7)	Filed as an exhibit to Form 6-K by our Company on May 11, 2020 and incorporated herein by reference.
(8)	Filed as an exhibit to Form 6-K by our Company on August 28, 2018 and incorporated herein by reference.
(9)	Filed as an exhibit to Form 6-K by our Company on February 20, 2019 and incorporated herein by reference.
(10)	Filed as an exhibit to Form 6-K by our Company on April 30, 2019 and incorporated herein by reference.
(11)	Filed as an exhibit to Form 6-K by our Company on April 16, 2013 and incorporated herein by reference.
(12)	Filed as an exhibit to Form 6-K by our Company on March 19, 2014 and incorporated herein by reference.
(13)	Filed as an exhibit to Form 6-K by our Company on December 4, 2014 and incorporated herein by reference.
(14)	Filed as an exhibit to Brookfield Asset Management Inc.’s Schedule 13D/A filed on December 5, 2014 and incorporated herein by reference.
(15)	Filed as an exhibit to Form 6-K by our Company on June 26, 2019 and incorporated herein by reference.
(16)	Filed as an exhibit to Form S-4/F-4 by our Company on May 2, 2018 and incorporated herein by reference.
(17)	Filed as an exhibit to Form 6-K by our Company on November 14, 2019 and incorporated herein by reference.
(18)	Filed as an exhibit to Form S-8 by our Company on November 14, 2019 and incorporated herein by reference.

(19)	Filed as an exhibit to Form S-8 by our Company on August 28, 2018 and incorporated herein by reference.